UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 03, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.° 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON MAY 2nd, 2012

Date, Time and Place: Held on May 2nd, 2012, at 3:00P.M., by teleconference centralized at the Company’s headquarters at Alameda Santos, no. 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Call notice: Call notice dismissed due to the attendance of the totality of the members of the Board of Directors.

Attendance: All Board of Directors’ members in office were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.

Presiding:	José Luciano Duarte Penido — Chairman of the Board of Directors.
Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) Approve the dismissal, without cause, of Mr. João Felipe Carsalade from the duty of Executive Officer; and (ii) Appoint a new member to the Board of Officers of the Company.

Resolutions: After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i) Approve the dismissal, without cause, of Mr. João Felipe Carsalade, Brazilian Citizen, married, businessman, bearer of ID card RG no. 3.154.651, of IFP-RJ, enrolled with the CPF/MF. under no. 468.913.667-04, resident and domiciled in the City of São Paulo, State of São Paulo, with business  address at Alameda Santos, no. 1.357, 6th floor, Zip Code 01419-908, from the duty of Officer without specific title, to exercise the functions of managing the commercial and international logistics, to which he was reelected under the terms set forth in the Minutes of the Ordinary

Meeting of the Board of Directors held on August 23rd, 2011 and registered with the Trade Board - Junta Comercial do Estado de São Paulo on September 20th, 2011, under no. 379.376/11-8 effective from this date.

At the opportunity, Mr. João Felipe Carsalade was recognized by the Board the Directors for his significant contribution during the 36 years he had been working with the Company, which was key for the the consolidation of Fibria as a eucalyptus market pulp leader.

(ii) As per the above, the Board of Directors appointed Mr. Henri Philippe Van Keer, Brazilian Citizen, married, engineer, bearer of ID card RG no. 21.067.471-9, of SSP/RJ, enrolled with the CPF/MF. under no. 228.771.688-24, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Alameda Santos, no. 1.357, 6th floor, Zip Code 01419-908, as the new Company’s Officer without specific designation, to exercise the functions of managing the commercial and international logistics. The Officer appointed herein will be in his duty as from May 3rd, 2012.

The Officer appointed herein declares, under penalty of law, that he is not involved in any of the crimes established in law that would prevent him from exercising commercial activities, and that he complies with all the requirements as provided in article 1.011 of Law no. 10.406/2002, article 147 of Law no. 6.404/76 and CVM Instruction no. 367/02 for his investiture as member of the Company’s Board of Executive Officers. The Officer will take possession of his respective duty, on May 3rd, 2012, upon execution of the Instrument of Appointment as transcribed in the Minutes Book of the Company’s Board of Executive Officers, as well as he will sign the Declaration referred to in CVM Instruction no. 367/02 and the Instrument for Adhesion to the Listing Regulations of the Novo Mercado segment of the BM&FBOVESPA S.A. — Bolsa de Mercadorias, Futuros e Valores.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on May 2nd, 2012, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO